SECURITII 04019652 SSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 40433 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monarch Financial Corporation of America

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 3rd Floor
(No. and Street)

New York, (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Deslonde (212) 332 - 7000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. I. Grossman & Co., CPA's, LLC
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue, (Address) Union (City) New Jersey (State) 07083 (Zip Code)

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

RECD S.E.C.
NOV 23 2004
583

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, James Deslonde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monarch Financial Corporation of America, as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President - CEO

Title

Notary Public

Notary Public, State of New York
JEANETTE COLEY
No. 24-5759287
Qualified in Kings County
Commission Expires June 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MONARCH FINANCIAL CORPORATION OF AMERICA

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2004

WITH

INDEPENDENT AUDITORS' REPORT

# MONARCH FINANCIAL CORPORATION OF AMERICA

## TABLE OF CONTENTS

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L. L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, New York 10020

We have audited the accompanying balance sheet of Monarch Financial Corporation of America as at September 30, 2004, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Financial Corporation of America as at September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 17, 2004

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

~~04619M09.04S~~

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

MONARCH FINANCIAL CORPORATION OF AMERICA

BALANCE SHEET

AS AT SEPTEMBER 30, 2004

## ASSETS

| | |
|---|---|
| Cash | $ 58,236 |
| Market value of securities owned by firm | 3,560,609 |
| Secured demand notes | 618,000 |
| Commission receivable | 73,768 |
| Accrued interest receivable | 56,926 |
| Security deposit | 2,400 |
| Equipment, furniture and fixtures less accumulated depreciation of $255,494 | 25,687 |
| Leasehold improvements less accumulated depreciation of $2,931 | 9,631 |
| Other investments | 20,100 |
| Other receivable | 19,918 |
| Employees loan receivable | 91,157 |
| Prepaid expenses | 16,538 |
| Prepaid taxes | 2,075 |
| TOTAL ASSETS | $4,555,045 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Securities sold, not yet purchased, at market value | | $ 238,568 |
| Due to clearing organization | | 2,959,773 |
| Interest payable | | 14,970 |
| Payroll taxes payable | | 117,383 |
| Accrued expenses | | 391,976 |
| Pension plan payable | | 58,500 |
| Income taxes payable | | 3,685 |
| | | 3,784,855 |
| Commitments | | |
| Liabilities subordinated to claims of general creditors | | 618,000 |
| Stockholder's equity: | | |
| Common stock, no par value, 2000 shares authorized, 213 issued and 213 outstanding | 50,100 | |
| Paid in capital | 1 | |
| Retained earnings | 102,089 | |
| Total stockholder's equity | | 152,190 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | | $4,555,045 |

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2004

| | | |
|---|---|---|
| Revenues: | | |
| Trading | | $3,402,995 |
| Commissions | | 2,066,709 |
| Interest | | 41,389 |
| Other | | 1,721,957 |
| Total revenues | | $7,233,050 |
| | | |
| General and Administrative expenses: | | |
| Payroll | $4,011,740 | |
| Payroll taxes | 182,401 | |
| Travel, entertainment and lodging | 374,505 | |
| Insurance | 47,742 | |
| Office supplies | 54,547 | |
| Telephone | 153,596 | |
| Professional fees | 81,389 | |
| Equipment rental | 229,398 | |
| Rent | 314,764 | |
| Postage | 10,055 | |
| Subscriptions | 17,638 | |
| Bank charges | 7,899 | |
| Registrations | 17,573 | |
| Advertising | 1,500 | |
| Miscellaneous | 5,501 | |
| Commissions | 64,301 | |
| Repairs | 6,519 | |
| Clearance Charges | 1,020,669 | |
| Lease expense | 68,307 | |
| Depreciation | 25,582 | |
| Exchange fees | 61,123 | |
| Membership fees | 3,591 | |
| Auto expense | 24,513 | |
| Donations | 23,998 | |
| Interest | 75,520 | |
| Health insurance | 210,267 | |
| Pension | 88,836 | |
| Gifts | 7,387 | |
| Seminars and education | 10,873 | |
| Regulatory fees | 22,967 | |
| Total general and administrative expenses | | 7,224,701 |
| | | |
| Income before income taxes | | 8,349 |
| | | |
| Income taxes | | |
| Federal | -0- | |
| State and city | 51,449 | |
| Total income taxes | | 51,449 |
| | | |
| Net loss | | $ (43,100) |

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2004

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | | $ (43,100) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Depreciation | 25,582 | |
| (Increase) decrease in: | | |
| Market value of securities owned by firm | (2,161,985) | |
| Commissions receivable | 19,542 | |
| Accrued interest receivable | (51,551) | |
| Prepaid expenses | 940 | |
| Prepaid taxes | 4,197 | |
| Other receivable | (3,941) | |
| Increase (decrease) in: | | |
| Securities sold not yet purchased | (322,229) | |
| Payroll taxes payable | 30,711 | |
| Pension plan payable | 12,788 | |
| Accrued expenses | (160,292) | |
| Income taxes payable | 3,610 | |
| Total adjustments | | (2,602,628) |
| Net cash used by operating activities | | (2,645,728) |
| Cash flows from investing activities: | | |
| Employee loans advanced | (29,477) | |
| Purchase of equipment | (16,830) | |
| Net cash used by investing activities | | (46,307) |
| Cash flows from financing activities: | | |
| Money loaned from clearance organization | 2,712,667 | |
| Distribution | (2,234) | |
| Net cash provided by financing activities | | 2,710,433 |
| Net increase in cash | | 18,398 |
| Cash, beginning of year | | 39,838 |
| Cash, end of year | | $ 58,236 |
| Supplemental disclosures of cash flow information | | |
| Cash Paid for: | | |
| Interest | | $ 75,520 |
| Income taxes | | $ 36,000 |

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
SEPTEMBER 30, 2004

| | Common Stock | Paid in Capital | Retained Earnings | Stockholders Equity |
|---|---|---|---|---|
| Balance, beginning of year | $ 50,100 | $ 1 | $147,423 | $197,524 |
| Distribution | -0- | -0- | (2,234) | (2,234) |
| Net loss | -0- | -0- | (43,100) | (43,100) |
| Balance, end of year | $ 50,100 | $ 1 | $102,089 | $152,190 |

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

| | |
|---|---|
| Balance - beginning of year | $618,000 |
| Increases | -0- |
| Repayments | -0- |
| Balance - end of year | $618,000 |

See accompanying notes and independent auditors' report.

Note 1 - Summary of Significant Accounting Policies:

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

As at September 30, 2004, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the related assets. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. General repairs and maintenance are charged to income when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ form those estimates.

Advertising Costs

The company expenses all advertising costs including direct response advertising costs as they are incurred. Total advertising costs for the year ended September 30, 2004 were $1,500.

Note 2 - Pension Plan

The company maintains a Simple IRA for full time employees. For 2003 the company matched 3% of the employees salary limited to an amount not greater than the employees directed salary reduction contribution up to a maximum of $9,000. The employer match recognized during the year ended September 30, 2004 is $88,836.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the uniform net capital rule.

Note 4 - Commitments

The Company entered into a 120-month noncancellable operating office lease, effective March 2, 1998 at a monthly rental of $21,483.

The future minimum rent payments required under such noncancellable operating lease at September 30, 2004 is as follows:

| Year Ending September 30, | Amount |
|---|---|
| 2005 | $257,796 |
| 2006 | 257,796 |
| 2007 | 257,796 |
| 2008 | 107,415 |
| Total minimum payments required | $880,803 |

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2004, the Company had net capital of $279,112 which, was $179,112 in excess of its minimum dollar net capital requirement of $100,000.

Note 6 - Litigation

The Company was named in a Class Action Suit in 1996. The Company has reached a settlement pending approval by the bankruptcy court of $112,000.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT SEPTEMBER 30, 2004

Schedule 1

| | | |
|---|---|---|
| Total stockholders' equity | | $ 152,190 |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 618,000 |
| Total capital and allowable subordinated liabilities | | 770,190 |
| Less: Deductions and/or charges: Non-allowable assets | | 187,506 |
| Net capital before haircuts on security positions | | 582,684 |
| Less: Haircuts on securities: | | |
| State and municipal government obligations | $ 181,403 | |
| Stocks | 49,804 | |
| Options | 2,250 | |
| Government bonds | 543 | |
| Undue concentrations | 69,572 | |
| | | 303,572 |
| Net capital | | 279,112 |
| Less: Greater of 6 2/3% of aggregate indebtedness or $100,000 | | 100,000 |
| REMAINDER: Net capital in excess of all requirements | | $ 179,112 |

| | | |
|---|---|---|
| Aggregate indebtedness | $ 586,514 | = 210.14% |
| Net capital | $ 279,112 | |

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $3,978. The difference was a result of year end closing adjustments which were not considered material.

See independent auditors' report.

## SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

## AS AT SEPTEMBER 30, 2004

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through National Financial Services on a fully disclosed basis.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

Schedule 4

The computation of net capital per the audited financial statements as at September 30, 2004, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $3,978. The difference was a result of year-end closing adjustments and these are considered normal and ordinary in nature.

See independent auditors' report.

Certified Public Accountants

**M. I. GROSSMAN & COMPANY, L.L.C.**

# INDEPENDENT AUDITOR'S REPORT

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 23 2004
WASH. DC
181

Board of Directors
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, New York 10020

We have audited the Focus Report Form X-17a-5 of Monarch Financial Corporation of America as of September 30, 2004 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 17, 2004

MORRIS I. GROSSMAN, CPA    HENRY S. VILLEN, CPA    JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740    E-Mail: MIGCPA@MIGROSSMAN.COM    Fax: (908) 686-6043

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L. L. C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Monarch Financial Corporation of America
1270 Avenue of the Americas
3rd Floor
New York, NY 10020

In planning and performing our audit of the financial statements of Monarch Financial Corporation of America for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: MIGCPA@MIGROSSMAN.COM Fax: (908) 686-6043

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Company

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

November 17, 2004